FORM 6-K


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                        Report of Foreign Private Issuer


                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                                 ---------------

                         For the month of November, 2002

                                 ---------------

                          Alfa Laval Special Finance AB
                         (Commission File No. 333-13690)

                 (Translation of Registrant's Name Into English)

                                Rudeboksvagen 3,
                                      Lund,
                                     Sweden
                    (Address of Principal Executive Offices)

                                 ---------------

        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

                              Form 20-F X  Form 40-F
                                       ---

        (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

                                    Yes    No X
                                       ---   ---


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                          ALFA LAVAL SPECIAL FINANCE AB

                               REPORT ON FORM 6-K




ITEM 5.  OTHER INFORMATION

         On November 11, 2002, the Company issued a press release related to insurance coverage for its asbestos related lawsuits. A copy of this press release is attached hereto as Exhibit 99.1 and is incorporated herein by reference.


ITEM 6.  EXHIBITS

         The following exhibit is filed herewith:

          Exhibit
          Number         Description
          -------        -----------
          99.1           Press release, dated November 11, 2002, relating to the
                         Company's insurance coverage for its asbestos related lawsuits.


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                                   SIGNATURES


        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, on November 13, 2002.


                                        Alfa Laval Special Finance AB



                                        By:   /s/ THOMAS THURESSON
                                           --------------------------
                                              Thomas Thuresson
                                              Chief Financial Officer



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                                  EXHIBIT INDEX


Exhibit
Number         Description
-------        -----------
99.1           Press release, dated November 11, 2002, relating to the Company's insurance coverage for its asbestos related lawsuits.


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